FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

GOLD FIELDS PRODUCTION AND COSTS FOR Q1 F2010 IN LINE WITH GUIDANCE

Johannesburg, 1 October 2009: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today confirmed that production and costs for Q1 F2010 is in line with the guidance provided on 6 August 2009. Attributable production for the quarter was approximately 906koz, while total cash cost and Notional Cash Expenditure (NCE[1]) for the Group are expected to be approximately US$590/oz and US$835/oz respectively, despite the Rand exchange rate achieved during the quarter being stronger than the rate used in the guidance.

South Africa Region
Q1 F2010 production from the South Africa Region was approximately 16,385kg (527koz), compared with 16,447kg (529koz) achieved in Q4 F2009, with the individual mines performing as follows:
- Driefontein produced approximately 5,892kg (190koz);
- Kloof produced approximately 5,024kg (161koz);
- Beatrix produced approximately 3,437kg (111koz); and
- South Deep produced approximately 2,032 (65koz).

West Africa Region
Q1 F2010 production from the West Africa Region increased marginally to 226koz, compared with 218koz achieved in Q4 F2009, with the individual mines performing as follows:
- Tarkwa produced approximately 175koz; and
- Damang produced approximately 51koz.

Australasia Region
Q1 F2010 production from the Australasia Region decreased marginally to 146koz, compared with 154koz achieved in Q4 F2009, with the individual mines performing as follows:
- St Ives produced approximately 100koz; and
- Agnew produced approximately 46koz.

South America Region
Cerro Corona in Peru had another strong quarter with production, on a gold equivalent basis, increasing marginally to 88koz, compared with 84koz achieved in Q4 F2009.The 88koz produced in Q1 F2010 comprises 33koz of gold and 9 tons of copper.

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

Enquiries

Media and Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
goldfields.co.za

Media Enquiries

Julian Gwillim
Tel   +27 11 562-9774
Mobile +27 (0) 82 452 4389
email   Julian.Gwillim@goldfields.
co.za

Nick Holland, Chief Executive Officer of Gold Fields, said:

"Our results for Q1 F2010 will be broadly in line with guidance."

"We are particularly pleased with the good progress achieved during Q1 F2010 at South Deep and Beatrix in South Africa, and at Tarkwa in Ghana. Beatrix continued the turn-around achieved during the previous quarter by reporting a further 8% increase in production to 111koz. South Deep continued to build up towards its F2010 target of 300koz for the year by reporting a further 25% improvement in production to 65koz. Tarkwa achieved its guidance of 175koz, despite the impact of wage negotiations late in the quarter. The expanded CIL plant reported a record month in August during which it exceeded its name plate capacity of one million tons milled per month, and is now performing consistently at name plate capacity level."

"Both Driefontein and Kloof had a difficult quarter mainly as a result of safety related stoppages late in Q4 F2009, which affected production early in Q1 F2010. We believe that both Driefontein and Kloof can and should do better, and the focus remains on returning these operations to a production level of approximately 6.5 tons of gold per quarter for Driefontein and 5.5 tons for Kloof. After safety, ore reserve development is receiving priority attention at all of our mines, to create the flexibility required to maintain sustainable production at higher levels. As flexibility improves over the next 12 to 24 months we expect all of the South African mines to achieve greater stability, predictability and consistency in their performance."

"St Ives did not achieve its guidance mainly as a result of the rehabilitation work in a high grade area of the Belleisle underground mine, following a geotechnical fall of ground in the previous quarter, taking longer than expected to complete due to safety concerns. The additional ground support required to ensure safe production after this event was completed by the end of August and the integrity of the infrastructure, in particular to access the new Belleisle extension, is intact. In addition St Ives experienced an unexpected high lock-up of gold at the end of the quarter, which is expected to reverse itself during Q2 F2010."

"Despite the actual Rand exchange rate of R7.82 against the US Dollar for the quarter being about two per cent stronger than the rate of R8.00 used in the guidance, the Group again achieved a satisfactory cost performance with cash costs expected to come in on guidance at US$590/oz and NCE slightly better than guidance at US$835/oz."

"Notwithstanding the challenges at Driefontein, Kloof and St Ives during the quarter, I am pleased with the overall performance of the Group. I am satisfied that the appropriate interventions are being made for Driefontein, Kloof and St Ives to return to more acceptable levels of production over the coming quarters, and for the Group to build up to its production target of between 925koz to 950koz per quarter over the remainder of the year."

[1] NCE is operating costs plus all sustaining and project capital (brownfields exploration is included in NCE).

ends

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Based on the annualised run rate for the fourth quarter of F2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 1 October 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs